File pursuant to Rule 424(b)3

Registration No. 333-93399

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Reef Global Energy III, L.P. Project Portfolio

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July 26, 2004 Prospectus Supplement to Prospectus Dated January 10, 2002 and Prospectus Supplements Dated December 13, 2003, April 20, 2004 and June 30, 2004

FORWARD LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that involve risks and uncertainties. You should exercise extreme caution with respect to all forward-looking statements made in this prospectus supplement. Specifically, the following statements are forward-looking:

•                                          Any statements estimating any number of specific type or size of prospects we may acquire;

•                                          Any statements regarding the state of the oil and gas industry and the opportunity to profit within the oil and gas industry, after pricing, estimates of proved reserves or level of production;

•                                          Any statements using the words "anticipate", "believe", "estimate", "expect", and similar such phrases and words; and

•                                          Any statements other than historical fact.

Forward-looking statements are subject to numerous risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in prospectus supplements and the prospectus, including the risk factors set forth in the prospectus and those set forth in our public filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described herein. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur.

We do not intend to update our forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

Locator Map

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Working Interest Owners

Treasure Isle:	Reef Global Energy III, L.P., The TERMO Co., OTC Enterprises, Ltd., TEPCO L.L.C., Bison Oil & Gas, L.P., Devon Energy, Mesuda Limited, Ralph S. O'Connor, Kiawah Resources, L.L.C.

Mobile 961:	Maritech Resources, Inc., Reef Global Energy III, L.P., Challenger Minerals Inc. (CMI), Palace Exploration Co., Palace Operating Co., Howard Energy Co., Inc.

Bayou Carlin:	ExxonMobile, Reef Global Energy III. L.P., ORX Resources, Inc., Penn Virgina Oil & Gas Corp., Howard Energy Co.

Prospectus #1 — Bayou Carlin

Geological Information

The participants in the Bayou Carlin prospect are Reef Global Energy III, L.P., ExxonMobil, Penn Virginia Oil & Gas, Howard Energy Company, and ORX Resources, Inc., the operator. This prospect is located in the Bayou Carlin Field, St. Mary Parish, Louisiana, approximately 60 miles southeast from Lafayette, Louisiana.  The well is planned to be drilled to a total depth of 18,000’ to develop estimated recoverable proved reserves of 55 BCF and 890 MBO from the Early Miocene age, Marginulina ascensionensis (MA) 6A and 7 Sands in the Bayou Carlin gas and condensate producing field, Bayou Carlin Field, discovered by Exxon in 1945, has cumulative production of 294 BCF and 6.8 MMBO from 45 wells.

The prospect is located on the western anticline which is divided into an upthrown and downthrown fault block by a down-to-the-east fault.  The MA-7 RASU D; S. L. 13470 #1 infield development well (our well) is located in the downthrown fault block.  The well is offsetting the structurally lower Amoco Kearney #2, which produced from 80’ of gross gas/condensate pay in the MA-7 Sand and had shows in the MA-5A (5' of gas on water), MA-6, and MA-6A Sands.  The MA-7 Sand in this well produced 2.9 BCF and 113 MBO before watering out in May 1973.  Our well is expected to be 450' +/- structurally higher than the Amoco Kearney #2 well at the MA-7 Sand with estimated proved undeveloped (PUD) recoverable reserves of 40 BCF and 800 MBO for the MA-7 Sand.

In 1983, Superior Oil Company drilled the S.L. 9410 #1 structurally higher than the Amoco Kearney #2 well.  The MA-7 Sand was cut out by a fault, but drilled approximately 150' of gas/condensate pay in the MA-3, MA-5A, MA-6, and MA-6A Sands.  It produced 27.2 BCF and 172 MBO from the MA-6A Sand before the well had a mechanical failure of collapsed casing while producing 2.5 MMCF/D, 20 BO/D, and 8 BW/D in April 2000.  The MA-6A Sand is assigned an estimated proved undeveloped (PUD) remaining recoverable reserves of 15 BCF and 90 MBO to our well.

In June 2003, ExxonMobil re-entered the old Mobil S.L. 8091 #1 well and deepened it to the structurally higher MA-6A and MA-7 Sands fault separated from our well.  Because of the poor condition of the casing, ExxonMobil intentionally drilled the MA-7 Sand as an expendable/test hole and found 80' of gross gas/condensate pay in the upper MA-7A Sand.  ExxonMobil could only perforate the MA-6 and 6-A sands.  The well tested at a rate of 3,764 MCF/D, 32 BC/D and 21 BW/D on 10-29-03.  ExxonMobil is drilling a twin well, the S.L. 8091 #2 to a total depth of 20,000'.  This well is designed to produce the upthrown MA-7 Sand and to test the deeper MA Sand series.

In the fall of 2003, the first ever 3-D seismic survey program was shot over the Bayou Carlin Field.  Prior to this data acquisition, there were a few pre-1990 2-D seismic lines shot.  A set of geological reservoir maps of each of the MA Sands were generated utilizing the well and the 2-D seismic data.  The 3-D seismic data supports the structural interpretation of the MA Sand maps, that a location exists structurally higher to the Amoco Kearney #2 well, and that the MA-7 Sand is not present in the Superior S.L. 9410 #1 well due to faulting.

In summary, the MA-7 RA SU D; S.L. 13470 #1 infield development well (our well) is a stacked pay opportunity containing 2 proved reservoirs.  Reef Global Energy III, L.P. has purchased 1.5472% working interest before payout and 1.3538% working interest after payout.

Field Locator Map — South Louisiana

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*    Cummulative Production is as of 1/04
      All daily rates are subject to decline

Bayou Carlin continued on next page

Prospect #1 Bayou Calin continued

Structure Maps — MA-3, MA-5A, MA-6 & MA-6A Sands

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*            Cummulative Production is as of 1/04

MA-7 Sand Structure Map

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*    Cummulative Production is as of 1/04

      All daily rates are subject to decline

Prospect #2 — Mobile 961

Maritech MO 961 #1 — Highlights

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•     3rd Qtr. 2004 spud date

•     Proposed 1700' TD, with est. proved reserves of 12 BCFG

•     Shallow "Bright Spot" 3-D seismic anomaly

•     All existing 1500' sand production exhibits a seismic "Bright Spot"

•     Location is structurally high to 13' of gas on water in the 1500' Sand as seen in the Unocal #1 MO 1005 well

•     Reef Global Energy III, L.P. has purchased a 12.494802% working interest before payout and 9.995842% working interest after payout

•     Working interest owners:  Maritech, Reef Global Energy III, L.P., CMI, Palace Exploration, Palace Operating, Howard Energy

*    Cumulative Production is as of 07/04

A-A' and B-B' Seismic Cross Sections

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*    Cummulative Production is as of 07/04

Prospects #3-5 — Treasure Isle Infield Development Project

Geological Information

In December 2003, Reef Exploration, Inc. purchased certain gas and oil production and operations of the Treasure Isle Field, located 40 miles southeast of Houston, which includes the area where the Reef SOT #4, Reef HBR #9 and Devon SOT #1 wells are proposed to be drilled.

The cumulative production since the field was discovered by Mobil Oil Co. in 1989 is over 40 Billion Cubic Feet of Gas Equivalent (BCFGE) from 10 wells in the Frio Sands.  As of 07/09/04, the field is producing 6,750 Million Cubic Feet of Gas and 55 Barrels of oil daily, from 8 wells.  There are at least 4 proved non-producing (PNP) recompletion opportunities in the existing well bores and 4 proved undeveloped (PUD) multi-pay drilling locations within the field.

Reef Exploration, Inc. drilled the first PUD location, the State of Texas (SOT) #3 to a total depth of 14,150' on 6/10/04.  The SOT #3 well has 82' of gross sand and 33' of net pay in the Big Gas Sand at a structurally high position to the SOT #1 & 2 wells.  The Big Gas Sand is producing at a rate of 5,790 MCF/D, 47 BO/D and 37 BW/D as of 7/9/04.

The three upcoming opportunities to be drilled are the Reef Exploration, Inc. SOT #4 field extension well to the north, the Reef Exploration, Inc. HBR #9 field extension well to the west and the Devon Energy SOT #1 deeper pool well.

The proposal SOT #4 well is located along the central high part of the Treasure Isle structure and one location offsetting the successful SOT #2.  This well produced 4.8 BCFG and 32,000 BC from the Alibel Sand before being plugged and abandoned due to mechanical failure.  The well had been producing 5 MMCF/D when it failed in 2002 and had not yet tested the Grubbs or Big Gas Sands.  The SOT #4 will be drilled to 12,600' to test the three sand intervals and has estimated proved recoverable reserves of 12 BCFG and 72 MBC.

The Reef Exploration, Inc. HBR #9 well will be located in a 15,500' test in the fault block to the west.  The well will test the Big Gas, Grubbs, and Alibel Sands, Banfield and Weiting Sands.

The Devon Energy SOT #1 deep test will be an offset to the Mobil HBR State Royalty Unit #1, which tested 11 MMCF/D from the R1-A interval.  Shortly after the initial completion, the Mobil well sanded up and then had to be plugged and abandoned due to mechanical problems.  The well will test the Weiting, Andrau, S and R1-A Sands.

Working interest purchased by:

Reef Global Energy, III, L.P.:

Reef SOT #4:        6%

Reef HBR #9:        5.00699%

Devon SOT #1:    3%

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Field Locator Map — Galveston County, Texas

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*    Cummulative Production is as of 3/04

Treasure Isle continued on next page

Prospects #3-5 — Treasure Isle Infield Development Project — continued

Prospect #3 — Highlights

•             4th Qtr 2004 - 1st QTR 2005 spud date

•             Rapid hookup to existing facilities upon completion

•             Large structurally high and faulted 3-way closure defined by 3-D Seismic

•             Structure tested 11 MMCF/D with no water at 11,000 PSI before mechanical failure in the Mobil HBR State Royalty Unit #1

•             Proposed 18,000' deep test of Lower Frio Sands.  Estimated proved reserves of 15.7 BCF and 94 MBC

•             Working Interest Owners:  Reef Global Energy III, L.P., TURMO, OTC, Tepco, Devon Energy, Bison, Mesuda, O'Connor, Kiawah.

Prospect #3 — Devon Energy SOT #1

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Prospect #4 and 5 — SOT #4 & HBR #9

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*    Cummulative Production is as of 3/04

      All daily rates are subject to decline

Reef Global Energy III, L.P. Project Portfolio

Description of Terms

PUD	Proved Undeveloped	/D	Per Day		Reservoir Intersection/ Surface Location

MCF	Thousand Cubic Feet of Gas	-11,038'	Map Control Point	•	Oil Well

MMCF	Million Cubic Feet of Gas		Downthrown Side of Fault		Plugged and Abandoned Gas Well

BCFG	Billion Cubic Feet of Gas	F/O	Sand Faulted Out		Dry Hole

BO	Barrels of Oil	A—A'	Line of Log Cross-Section	☐	Surface Location (SL)

MBO	Thousand Barrels of Oil	B—B'	Line of Seismic Cross-Section (Corresponds to Schematic Diagram)	BHL	Bottom Hole Location

MMBO	Million Barrels of Oil	Fault	Break in Reservoir Continuity	PTD	Proposed Total Depth

BC	Barrels of Condensate			TD	Total Depth

Reserves stated in this supplement do not include discounts for technical, geological, mechanical or other risks that may be encountered and include proved reserves only.

Investment Summary

Prospect #	Prospect Name	Reef Global Energy III, L.P.% Working Interest	Investor% Net Revenue Interest	Reef Global Energy III, L.P. $ Investment
1	Bayou Carlin S.L. 13470 #1	1.5472 BPO/ 1.3538 APO	1.0026 BPO/ 0.8772 APO	315,000
2	Mobile 961 #1	12.494802 BPO/ 9.995842 APO	8.583554 BPO/ 7.346944 APO	778,000
3	Treasure Isle Reef SOT #4	6.00000	4.12614	558,000
4	Treasure Isle Reef HBR#9	5.00699	3.41706	465,000
5	Treasure Isle Devon SOT #1	3.00000	2.19375	573,000

BPO - Before Payout               APO - After Payout

Reef Global Energy III, L.P.

Objective

To participate in multiple drilling prospects with major and large independent oil and natural gas companies.

Portfolio

Onshore U.S. and Offshore U.S.

Unique Opportunity

The Reef companies have a seventeen-year history of buying and participating in drilling and production projects with deal generators, major companies and large independents.

The partnership presents an opportunity for the private sector investor to participate alongside major oil and gas companies in prolific oil and gas arenas in the Onshore U.S. and Offshore U.S.

The Reef companies are members of a consortium with ten other independents. The consortium is run by a subsidiary of GlobalSantaFe, one of the largest offshore drilling companies in the world.

Venture Highlights

1.   Investors pay 94% of drilling costs and receive 84% of revenue from oil and gas production.

2.   85% of investors' money goes into drilling projects.

3.   Reef Partners, LLC, the managing general partner, pays 6% of total costs.

4.   Public offering of partnership interests.

5.   Offering units of limited and general partnership interests.

Tax Benefits

Participants in the venture are eligible for deduction of intangible drilling costs.

Depletion and depreciation allowances may represent up to 20% of income from the the partnership and thus offset such income from income taxes.

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1901 N. Central Expressway   •   Suite 300   •   Dallas, Texas           75080   •   877-915-REEF   •   reef@reefglobal.com